Exhibit 99.6

Emera Reports 2022 Third Quarter Financial Results

HALIFAX, Nova Scotia — Today Emera (TSX: EMA) reported 2022 third quarter financial results.

Highlights

●

Quarterly adjusted EPS (1) increased $0.08 or 12% to $0.76 compared to $0.68 in Q3 2021. Quarterly reported EPS increased $0.90 to $0.63 in Q3 2022 compared to a net loss per common share of $(0.27) in Q3 2021 due to lower mark-to-market (“MTM”) losses in 2022.

●	Year-to-date, adjusted EPS (1) increased $0.10 or 5% to $2.27 compared to $2.17 in Q3 2021. Year-to-date reported EPS increased by $1.02 to $1.75 from $0.73 in 2021 due to lower MTM losses in 2022.

●

Adjusted EPS (1) contributions from regulated utilities increased 11% for the quarter and 12% year-to-date primarily driven by the impact of favourable weather and new rates at Tampa Electric, as well as from customer growth at both Tampa Electric and People’s Gas (“PGS”). Higher marketing and trading margin increased adjusted EPS[1] by $0.05 for the quarter due to higher natural gas prices and volatility, which created profitable opportunities for Emera Energy Services (“EES”). These increases were partially offset by higher corporate costs, and a higher share count.

●	On track to deploy $2.7 billion of capital investment in 2022, principally focused on decarbonization and reliability investments across the portfolio.

“In the face of the devastating storm impacts and extensive system outages resulting from Hurricanes Fiona and Ian, the restoration efforts of our teams in Nova Scotia and Tampa were remarkable” said Scott Balfour, President and CEO of Emera Inc. “For the quarter, we continued to invest in meeting our customers needs for cleaner, reliable and cost-effective energy, and in so doing also delivered for our shareholders. Emera’s solid 5% growth in year-to-date earnings per share, and 12% growth in quarterly earnings per share year-over-year was principally driven by continued strong performance from our Florida utilities. Looking forward, continuing strong economic and customer growth in Florida is also supporting our updated $8-$9 billion capital plan and 7-8 % consolidated rate base growth over the 2023 – 2025 period, with approximately 75% of our capital plan expected to be invested in Tampa Electric and Peoples Gas.”

Q3 2022 Financial Results

Q3 2022 reported net income was $167 million, or $0.63 per common share, compared with a net loss of $70 million, or $(0.27) per common share, in Q3 2021. Reported net income included a $36 million after-tax MTM loss, primarily at EES, compared to a $245 million loss in Q3 2021.

Q3 2022 adjusted net income(1) was $203 million, or $0.76 per common share, compared with $175 million, or $0.68 per common share, in Q3 2021. The increase was primarily due to higher earnings contribution from Tampa Electric and EES and the impact of a weaker Canadian dollar (“CAD”). These were partially offset by increased corporate costs due to timing impacts of long-term compensation and related hedges, as well as higher interest expense due to higher interest rates.

Year-to-date Financial Results

Year-to-date reported net income was $462 million or $1.75 per common share, compared with a net income of $186 million or $0.73 per common share year-to-date in 2021. Year-to-date reported net income included a $132 million after-tax MTM loss primarily at EES, compared to $369 million in 2021 and $7 million of NSP Maritime Link Inc. (“NSPML”) unrecoverable costs.

Year-to-date adjusted net income(1) was $601 million or $2.27 per common share, compared with $555 million or $2.17 per common share year-to-date in 2021.

Growth in year-to-date adjusted net income was primarily due to higher earnings contributions from Tampa Electric, PGS and Seacoast and the impact of a weaker CAD. These were partially offset by increased corporate costs due to the timing of long-term compensation and related hedges, the net impact of corporate foreign exchange hedges, increased preferred stock dividends and increased interest expense due to higher interest rates.

The impact of the unrealized losses on foreign exchange hedges, partially offset by the weakening of the CAD decreased net income by $12 million in Q3 2022 and year-to-date 2022, compared to the same periods in 2021. The weakening of the CAD increased adjusted net income by $7 million in Q3 2022 and $14 million year-to-date 2022, compared to the same periods in 2021. The impacts of the weakening CAD include the current quarter and year-to-date impacts of corporate foreign exchange hedges in the Other segment.

(1) See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” below for reconciliation to nearest GAAP measure.

Consolidated Financial Review

The following table highlights significant changes in adjusted net income attributable to common shareholders from 2021 to 2022.

For the millions of Canadian dollars	Three months ended September 30	Nine months ended September 30
Adjusted net income – 2021 [1,2]	$175	$555
Operating Unit Performance
Increased earnings at Tampa Electric due to higher revenues as a result of rate increases effective January 2022 customer growth and the impact of a weakening CAD. These were partially offset by higher operating, maintenance and general expenses (“OM&G”), increased interest expense and higher depreciation. Year-over-year also increased due to favourable weather	30	95
Increased earnings at Nova Scotia Power (“NSPI”) driven by higher sales volumes, partially offset by increased OM&G primarily due to increased information technology, storm restoration and power generation expenses	2	10
Increased earnings at PGS due to the reversal of accumulated depreciation as a result of the rate case settlement and higher off-system sales, partially offset by higher OM&G. Year-over-year also increased due to customer growth	3	8
Increased earnings at Seacoast due to the commencement of a 34-year pipeline lateral lease in 2022	2	6
Increased earnings at EES due to higher natural gas prices and volatility, which created profitable opportunities. Year-over-year increase offset by the positive margin impact of Winter Storm Uri in Q1 2021	16	-
Corporate
Increased OM&G, pre-tax due to the timing of long-term compensation and related hedges	(17)	(36)
Increased foreign exchange loss, pre-tax, primarily due to realized gains in 2021 on foreign exchange hedges entered into to hedge USD denominated operating unit earnings exposure	(6)	(19)
Increased preferred stock dividends due to issuance of preferred shares in 2021	(2)	(11)
Increased interest expense, pre-tax, due to higher interest rates and increased total debt	(10)	(10)
Other Variances	10	3
Adjusted net income – 2022 [1,2]	$203	$601

1 See “Non-GAAP Financial Measures and Ratios” noted below and “Segment Results and Non-GAAP Reconciliation” for reconciliation to nearest GAAP measure.

2 Excludes the effect of MTM adjustments, net of tax, and the impact of the NSPML unrecoverable costs.

Segment Results and Non-GAAP Reconciliation

For the	Three months ended September 30		Nine Months ended September 30
millions of Canadian dollars (except per share amounts)	2022	2021	2022	2021
Adjusted net income [1,2]
Florida Electric Utility	$199	$169	$472	$377
Canadian Electric Utilities[3]	39	42	176	174
Gas Utilities and Infrastructure	33	29	149	143
Other Electric Utilities[4]	12	8	21	15
Other [4,5]	(80)	(73)	(217)	(154)
Adjusted net income[1,2]	$203	$175	$601	$555
MTM loss, after-tax[6]	(36)	(245)	(132)	(369)
NSPML unrecoverable costs[7]	-	-	(7)	-
Net income (loss) attributable to common shareholders	$167	$(70)	$462	$186

Earnings (loss) per share (basic)	$0.63	$(0.27)	$1.75	$0.73

Adjusted Earnings per share (basic) [1,2]	$0.76	$0.68	$2.27	$2.17

1 See “Non-GAAP Financial Measures and Ratios” noted below.

2 Excludes the effect of MTM adjustments and the impact of the NSPML unrecoverable costs.

3 Excludes the impact of the NSPML unrecoverable costs.

4 Excludes the effect of MTM adjustments.

5 Primarily due to timing of long-term compensation and related hedges, higher foreign exchange expense largely driven by realized gains on foreign exchange hedges in 2021, increased preferred share financing costs and higher interest expense.

6 Net of income tax recovery of $14 million for the three months ended September 30, 2022 (2021 - $100 million recovery) and $51 million recovery for the nine months ended September 30, 2022 (2021 - $149 million recovery).

7 After-tax unrecoverable costs were recorded in “Income from equity investments” on Emera’s Condensed Consolidated Statements of Income

1 Non-GAAP Financial Measures and Ratios

Emera uses financial measures that do not have standardized meaning under USGAAP and may not be comparable to similar measures presented by other entities. Emera calculates the non-GAAP measures and ratios by adjusting certain GAAP measures for specific items. Management believes excluding these items better distinguishes the ongoing operations of the business. For further information on the non-GAAP financial measure, adjusted net income, and the non-GAAP ratio, adjusted earnings per common share – basic, refer to the “Non-GAAP Financial Measures and Ratios” section of the Emera’s Q3 2022 MD&A which is incorporated herein by reference and can be found on SEDAR at www.sedar.com. Reconciliation to the nearest GAAP measure is included in “Segment Results and Non-GAAP Reconciliation” above.

Forward Looking Information

This news release contains forward-looking information within the meaning of applicable securities laws. By its nature, forward-looking information requires Emera to make assumptions and is subject to inherent risks and uncertainties. These statements reflect Emera management’s current beliefs and are based on information currently available to Emera management. There is a risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that Emera’s assumptions may not be correct and that actual results may differ materially from such forward-looking information. Additional detailed information about these assumptions, risks and uncertainties is included in Emera’s securities regulatory filings, including under the heading “Business Risks and Risk Management” in Emera’s annual Management’s Discussion and Analysis, and under the heading “Principal Risks and Uncertainties” in the notes to Emera’s annual and interim financial statements, which can be found on SEDAR at www.sedar.com.

Teleconference Call

The company will be hosting a teleconference today, Friday, November 11, at 9:30 a.m. Atlantic (8:30 a.m. Eastern) to discuss the Q3 2022 financial results.

Analysts and other interested parties in North America are invited to participate by dialing 1-888-886-7786. International parties are invited to participate by dialing 1-416-764-8658. Participants should dial in at least 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Company’s website, www.emera.com. A replay of the teleconference will be available on the Company’s website two hours after the conclusion of the call.

About Emera

Emera Inc. is a geographically diverse energy and services company headquartered in Halifax, Nova Scotia, with approximately $40 billion in assets and 2021 revenues of more than $5.7 billion. The company primarily invests in regulated electricity generation and electricity and gas transmission and distribution with a strategic focus on transformation from high carbon to low carbon energy sources. Emera has investments in Canada, the United States and in three Caribbean countries. Emera’s common and preferred shares are listed on the Toronto Stock Exchange and trade respectively under the symbol EMA, EMA.PR.A, EMA.PR.B, EMA.PR.C, EMA.PR.E, EMA.PR.F, EMA.PR.H, EMA.PR.J and EMA.PR.L. Depositary receipts representing common shares of Emera are listed on the Barbados Stock Exchange under the symbol EMABDR and on The Bahamas International Securities Exchange under the symbol EMAB. Additional information can be accessed at www.emera.com or at www.sedar.com.

Emera Inc.

Investor Relations

Dave Bezanson, VP, Investor Relations & Pensions

902-474-2126

dave.bezanson@emera.com

Arianne Amirkhalkhali, Manager, Investor Relations

902-425-8130

arianne.amirkhalkhali@emera.com

Media

902-222-2683

media@emera.com